

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2018

Christian Itin, Ph.D.
Chief Executive Officer
Autolus Therapeutics Ltd
Forest House
58 Wood Lane
White City
London W12 7RZ
United Kingdom

> **Re: Autolus Therapeutics Ltd**
> **Registration Statement on Form F-1**
> **Filed May 7, 2018**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed May 10, 2018**
> **File No. 333-224720**

Dear Dr. Itin:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1 filed May 7, 2018

Risk Factors
Adverse side effects or other safety risks associated with our product candidates..., page 28

1.   We note your disclosure on page 127 that there has been one serious adverse event of Grade 4 neutropenia deemed by the trial investigator to be related to AUTO2. Please also disclose this information in this risk factor.

Amendment No. 1 to Registration Statement on Form F-1 filed May 10, 2018

Exhibits

2.   Please provide your auditors' consent in each amendment that you file. See Item 601(b)(23) of Regulation S-K as stipulated in Item 8a of Form F-1 and Compliance and Disclosure Interpretation 233.03 of the Securities Act Rules.

    You may contact Mark Brunhofer at 202-551-3638 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any other questions.

                                                            Division of Corporation Finance
                                                            Office of Healthcare & Insurance

cc: Darren DeStefano - Cooley LLP